--U.S. Securities and Exchange Commission--

                             Washington, D.C. 20549

                                   FORM 10-SB/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1934


                             EDGAR-GARSIDE CO., INC.
          -------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     Nevada
                             ----------------------
                            (State or Jurisdiction of
                         Incorporation or Organization)

                                   87-0445271
                              ---------------------
                                (I.R.S. Employer
                               Identification No.)

                   2902 La Mesa Drive, Henderson, Nevada 89014
                 ----------------------------------------------
                         (Address of principal place of
                              business or intended
                               principal place of
                                   business.)

                                  702-794-3114

                             -----------------------
                         (Registrant's Telephone Number)

        Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                     Name of Each Exchange on Which
      to be so Registered                     Each Class is to be Registered
     ----------------------                   ------------------------------
              N/A                                           N/A


              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                              Common, Voting Stock

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

The registrant was formed as a Nevada corporation on March 31, 1987, for the purpose of initiating, acquiring, consolidating and operating certain businesses. The business plan was never implemented, however, and the company has had no significant operations beyond organization and capitalization activities..

The Company has not filed bankruptcy, been in receivership or any similar proceedings. There is no predecessor company. The Company has not been involved in any material reclassification, merger, consolidation or purchase and sale of a significant amount of assets not in the ordinary course of business or otherwise.

From 1987 until recently when it began searching for a merger candidate, Edgar-Garside Co, Inc., has never been involved in a business operation. A private offering of its common stock was made to one of the original incorporators for $1,000 which it utilized as working capital through the years.

In March of 1999 the company offered shares of stock under a federal exemption (Regulation "D," rule 504) to 30 individuals in the metropolitan area of Las Vegas. The Company issued 67,500 new shares to twenty-six subscribers.

The company now plans to seek new business opportunities either through acquisitions for shares of its stock, or through a reverse merger with an existing business that is desirous of becoming a public company and which management of the Issuer deems compatible. At the present time the Issuer is engaged in no business pursuit or activity other than that described above. The registrant does not intend to restrict its search for a acquisition and/or merger candidate to any particular industry, and so may engage in essentially any lawful business enterprise, to the extent permitted in light of its limited resources.

Inasmuch as the Company has had no sales or revenues, it has no products or services, nor backlog of orders, nor dependence on any one or few large customers. The company is not subject to any industry-specific government regulation, nor does it need government approval for any of its operations. The Company has made no significant expenditures on research and development during the most recent fiscal year or interim period.

The company maintains a small office in the home of its president, who also provides any needed clerical or administrative services without charge to the Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company has no specific plans to raise additional capital within the next twelve months. Management considers current cash resources to be adequate to sustain it during its search for possible business opportunities. From 1987 until recently when it began searching for a merger candidate, Edgar-Garside Co, Inc., has never been involved in a business operation. A private offering of its common stock was made to one of the original incorporators for $1,000 which has provided the Company's working capital through the years. It is conceivable, but not certain, that the Company may consider additional financing options once it identifies a desirable business or investment opportunity. However, it is impossible to determine the nature or size of such financing unless or until the need actually arises.

The Company has no current plans to purchase or sell any significant assets, make any expenditures for product research and development, or change the number of employees or the nature of their relationships to the Company.

ITEM 3.  PROPERTIES

Description of property. The company does not own or lease any property. The company maintains a small office within the home of its president.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following comprise all of the individuals and groups known by the company to be the beneficial owner of more than five (5) percent of any class of the issuer's securities:


   Title of       Name and Address of     Amount and Nature of       Percent
     Class          Beneficial Owner       Beneficial Ownership      of Class
   ---------        ----------------       --------------------      --------
                    Connie S. Ross
  Common Stock      2902 La Mesa Dr.             1,000,000              85.1%
                    Henderson, NV 89014



The following are all of the officers and directors of the issuer who are beneficial owners of the issuer's securities:


   Title of       Name and Address of     Amount and Nature of       Percent
     Class          Beneficial Owner       Beneficial Ownership      of Class
   ---------        ----------------       --------------------      --------
                    Connie S. Ross
  Common Stock      2902 La Mesa Dr.             1,000,000              85.1%
                    Henderson, NV 89014



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Connie S. Ross, age 52, has served as the registrant's sole director and corporate officer since 1988. Since 1993 Ms. Ross has been a key executive in hotel/casino development, advertising, marketing and promotion for one of the world's largest hotels. The Imperial Palace in Las Vegas, Nevada. Ms. Ross manages Advertising and Publicity for Imperial Palace, Las Vegas and Imperial Palace Biloxi, Mississippi.

Connie S. Ross, founder and Chief Executive Officer of the issuer, is the holder of one million shares of common voting stock, and would be considered a control person and promoter as defined in the Securities Act of 1933. Officers of the Company serve at the will of the Board of Directors. Directors serve until the next annual Stockholders' Meeting or until their resignation, removal, retirement, disqualification, or death, or until their successors have been elected and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

To date, no remuneration has been paid to any officer or director, except reimbursement for direct out-of-pocket expenses incurred by them on behalf of the Company. No plan currently exists to implement executive or director compensation. The Company's sole director and executive officer currently devotes less than ten percent of working hours to the affairs of the Company.

The issuer is not a party to any employment contracts and does not pay consulting fees to officers or directors. No cash or other advances have been or are contemplated to be made to any officer or director. The Issuer has no retirement, pension, profit sharing or stock option plans or insurance or medical payment plans covering any officer or director, nor does it contemplate initiating any such plans at present.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since inception there have been no transactions between the issuer and any related party, nor any transactions having a material effect on any related party.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The company is authorized 50,000,000 shares of voting common stock, of which 1,175,000 have been issued and are outstanding. The shares carry one vote per share and have no pre-emptive rights, terms of conversion, sinking fund provisions, or liquidation rights, and cumulative voting for directors is denied. Once subscribed and paid, the shares are fully paid and non-assessable by the Issuer. The shares have rights to participate in dividends and other distributions if, as, and when declared by the Board of Directors.

The rights of the shareholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.

The Company has neither authorized nor issued any other class of securities.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The company's shares have never traded, and there exists no public trading market for the shares. The Company has twenty-seven (27) shareholders, including officers, directors and control persons. The company has never paid a dividend, nor does it intend to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

ITEM 2.  LEGAL PROCEEDINGS

There are no legal proceedings either pending or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES:

The Company sold shares pursuant to a federal exemption under Rule 504, Regulation D, to 26 persons at one cent per share, during the Months of February and March of 1999. In August of 1999, the company sold 50,000 shares of its common stock to an individual for $5,000. All shares have been issued and are in the hands of the shareholders.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No contract or arrangement has been made with respect to the insuring or indemnification of Officers and Directors other than the provisions of Article XVI ("Indemnity") of the by-laws of the corporation.


                                    PART F/S

                             EDGAR-GARSIDE CO., INC.

                            RANDY SIMPSON C.P.A. P.C.
                            11775 SOUTH NICKLAUS ROAD

                                SANDY, UTAH 84092
                           FAX & PHONE (801) 572-3009

                          Independent Auditors' Report

The Board of Directors and Stockholders of Edgar Garside Co, Inc.:

We have audited the accompanying balance sheets of Edgar Garside Co, Inc. (the Company) as of July 31, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the seven months ending July 3 1, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements fairly present, in all material respects, the financial position of Edgar Garside Co, Inc. as of July 31, 1999 and December 31, 1998 and the results of its operations and its cash flows for the seven months ending July 31, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

                                                   /s/ Randy Simpson
                                                  --------------------------
                                                   RANDY SIMPSON, CPA
                                                   A Professional Corporation


September 2, 1999
Salt Lake City, Utah

                             Edgar Garside Co. Inc.
                            Statement of Operations




                                          9 Months Ending                    Year Ending
                                           September 31,                     December 31,
                                       ---------------------------      -------------------------
                                           1999            1998           1999            1998
                                       ----------------------------------------------------------
                                         (unaudited)   ( unaudited)
REVENUES ...........................   $      --        $      --      $      --            $   _
EXPENSES:
    General and Administrative .....         1,399             160             160            160
                                       -----------      -----------    -----------    -----------
    TOTAL EXPENSES .................         1,399             160             160            160
                                       -----------      -----------    -----------    -----------
        Net Loss ...................   ($    1,399)           (160)           (160)          (160)
                                       -----------      -----------    -----------    -----------
Weighted Average Shares ............     1,296,429       1,000,000       1,000,000      1,000,000
Common Stock Outstanding

           Net Loss Per Common Share   ($    0.001)      $   0.000     $     0.000    $     0.000

                    See Accompanying Notes to the Financial Statements

                             EDGAR GARSIDE CO, INC.
                                 BALANCE SHEETS

                     SEPTEMBER 31, 1999 AND DECEMBER 31, 1998

                                                        Sep. 31,      Dec. 31,
                                                          1999          1998
                                                       ----------     --------
                                                      (unaudited)
          ASSETS

Cash .................................................   $ 5,666      $   --

TOTAL CURRENT ASSETS .................................     5,666          --
                                                         -------       -------
TOTAL ASSETS .........................................   $ 5,666      $   --

          LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

ADVANCES FROM SHAREHOLDER ............................   $ 3,000      $  1,610
                                                         -------       -------
TOTAL CURRENT LIABILITIES ............................     3,000         1,610

COMMON STOCK, $.001 par value; .......................     1,118         1,000
authorized 50,000,000, issued
and outstanding 1,175,000 shares
on July 31,1999 and 1,000,000
shares on December 31, 1998

PAID IN CAPITAL ......................................     5,557          --
ACCUMULATED DEFICIT ..................................    (4,009)       (2,610)
                                                         -------       -------
TOTAL STOCKHOLDERS' EQUITY (Deficit) .................     2,666        (1,610)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT) .......................   $ 5,666      $   --


                SEE ACCOMPANYNG NOTES TO THE FINANCIAL STATEMENTS.

                                             EDGAR GARSIDE CO. INC.

                                              STATEMENT OF CASH FLOWS
                                         SEVEN MONTHS ENDING JULY 31, 1999
                                      YEARS ENDING DECEMBER 31, 1998 AND 1997
                                                         9 Months Ending            Year Ending
                                                           September 31,            December 31,
                                                       -------------------      -------------------
                                                        1999          1998          1998      1997
                                                       --------------------------------------------
      Cash flows used in operating activities       (unaudited)  (unaudited)
Net Loss ..........................................   $(1,399)   $    (160)     $   (160)   $  (160)
   Change to operating assets and liabilities:
Increase in Advances from Stockholders ............     1,390          160           160        160
Cash flows used in operating activities ...........        (9)         --            --         --
   Cash flows from financing activities
Sale of common stock ..............................     5,675          --            --         --
Cash provided by financing activities .............     5,675          --            --         --
Net Increase in cash ..............................     5,666          --            --         --
Cash at beginning of period .......................      --            --            --         --
Cash at end of period .............................   $ 5,666    $       0      $      0    $     0

                                See Accompanying Notes to the Financial Statements

                                             Edgar Garside Co., Inc.
                                           Statement of Stockholders' Equity
                                      From January 1, 1997 to September 31, 1999

                                               Common          Common
                                               Stock            Stock           Paid-in        Accumulated         Total
                                               Shares          Amount           Capital          Deficit           Equity
                                              ---------        ------           -------          -------           ------
Balances At January 1, 1997                   1,000,000          $1,000          $     -         ($2,290)         ($1,290)
Net loss year ending December                         -               -                -            (160)            (160)
31, 1997

Balances at December 1997                     1,000,000           1,000                -          (2,450)          (1,450)
Net loss year ending December                         -               -                -            (160)            (160)
31, 1998

Balances at December 31, 1998                 1,000,000           1,000                -          (2,610)          (1,610)
Sale of common stock, 67,500 for                 67,500              68              607                -              675
$675

Sale of Common Stock, 50,000 for                 50,000              50            4,950                -            5,000
$5,000
Net loss for seven months ended                       -               -                -          (1,399)          (1,399)
July 31, 1999

Balances at Septemer 31, 1999                 1,175,000          $1,118           $5,557         ($4,009)           $2,666

                                See Accompanying Notes to the Financial Statements

                             Edgar Garside Co., Inc.
                          Notes to Financial Statements

A. Origination and Accounting Policies.

         Edgar Garside Co., Inc.("the Company") was incorporated March 31, 1987 as a Nevada corporation. The Company has reviewed various business opportunities since it's formation, however, it has never actively operated a business. The Company relied upon it's sole shareholder, Connie Ross to fund it's filing fees and accounting costs through December 31, 1998. Miss Ross has advanced these funds without interest through July 31, 1999.

The Company is currently seeking a merger or other business opportunity.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

           Exhibit 3...............................Articles of Incorporation
                                                   and By-laws

           Exhibit 4...............................Instruments defining the
                                                   Rights of Security Holder

                                                   None

           Exhibit 9...............................Voting Trust Agreements

                                                   None

           Exhibit 10..............................Material Contracts

                                                   None

           Exhibit 27..............................Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  EDGAR-GARSIDE CO., INC.

Date                                              By   /s/ Connie S. Ross
---------------------                             ---------------------------
                                                  Connie S. Ross, President